                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549




                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                 For the quarterly period ended March 31, 1997


                          ----------------------------



                                   OLICOM A/S
                (Translation of registrant's name into English)


                                  Nybrovej 114
                                 DK-2800 Lyngby
                                    Denmark
                    (Address of principal executive offices)


                         -----------------------------


   [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                        Form 20-F [X]     Form 40-F [ ]

  [Indicate by check mark whether the registrant by finishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities
                             Exchange Act of 1934.

                             Yes [ ]      No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): Not Applicable

     This Form 6-K shall be incorporated by reference to the registrant's registration statement on Form F-4 under the Securities Act of 1933, as amended, registration statement no. 333-24655.

                                   OLICOM A/S
                                    FORM 6-K

                               TABLE OF CONTENTS


                                                                               Page
                                                                               ----
ITEM 1.   FINANCIAL INFORMATION

          Consolidated Balance Sheets as of
             December 31, 1996 and March 31, 1997                                 3

          Consolidated Statements of Income
             for the three months ended March 31, 1996
             and March 31, 1997                                                   4

          Consolidated Statements of Cash Flows for the three months ended March 31, 1996
             and March 31, 1997                                                   5

          Notes to Consolidated Financial Statements                              6


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS                                            8


ITEM 3.   EXHIBITS.                                                              13

  EXHIBIT
    NO.                DESCRIPTION
  -------              -----------
   99.1               Press Release

                                   OLICOM A/S

                          CONSOLIDATED BALANCE SHEETS

                                                        DECEMBER 31, 1996          MARCH 31, 1997
                                                        -----------------          --------------
                                                                                     (UNAUDITED)
ASSETS                                                                (IN THOUSANDS)

Current assets:
       Cash and cash equivalents                           $  41,663                 $  40,270
       Short term investments                                  9,887                     9,791
       Accounts receivable, less allowance of
              $1,055 in 1996 and $1,225 in 1997               37,712                    40,757
       Other receivables                                       1,913                     2,060
       Inventories                                            22,252                    21,232
       Deferred tax                                              945                       963
       Prepaid expenses                                        1,769                     2,816
                                                           ---------                 ---------
              Total current assets                           116,141                   117,889
Property and equipment                                        11,032                    11,222
Purchased intangibles                                            751                       694
                                                           ---------                 ---------

              Total assets                                 $ 127,924                 $ 129,805
                                                           =========                 =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
       Notes payable to banks                              $       0                 $       0
       Accounts payable                                       21,083                    14,454
       Accrued payroll and related expenses                    3,424                     3,359
       Accrued product warranty expense                          823                       865
       Other accrued expenses                                  1,834                     6,980
       Income taxes payable                                    2,570                     1,178
                                                           ---------                 ---------
              Total current liabilities                       29,734                    26,836


Minority interests                                               681                       763
Shareholders' equity:
       Common shares, DKK 0.25 nominal value
              authorized and issued -
              15,938 in 1996, 15,938 in 1997                     614                       614
       Additional paid - in capital                           52,348                    52,348
       Retained earnings                                      56,849                    61,446
       Treasury stock - 1,255 in 1996 and 1,236 in 1997      (11,831)                  (11,634)
       Unrealized gains/losses on securities                    (471)                     (568)
       Currency translation adjustments                            0                         0
                                                           ---------                 ---------
           Total shareholders' equity                         97,509                   102,206
                                                           ---------                 ---------
              Total liabilities and shareholders' equity   $ 127,924                 $ 129,805
                                                           =========                 =========



                             See accompanying notes

                                   OLICOM A/S

                       CONSOLIDATED STATEMENTS OF INCOME


                                                                     THREE MONTHS ENDED
                                                                          MARCH 31,
                                                             ---------------------------------
                                                                1996                    1997
                                                             ---------               ---------

                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                                     (UNAUDITED)

Net Sales                                                    $  32,147               $  48,404
Cost of Sales                                                   20,330                  26,149
                                                             ---------               ---------
Gross profit                                                    11,817                  22,255
                                                             ---------               ---------

Operating expenses:
      Sales and marketing                                        9,843                  10,486
      Research and development                                   3,131                   2,896
      General and administrative                                 1,540                   2,095
      Acquisition related expenses                               3,787                       0
      Special charge re. management change                       1,402                       0
                                                             ---------               ---------
Total operating expenses                                        19,703                  15,477
                                                             ---------               ---------

Income from operations                                          (7,886)                  6,778
      Sale of minority interest in related party                 2,878                       0
      Interest income (expense) and other, net                     860                     420
                                                             ---------               ---------
Income before income taxes                                      (4,148)                  7,198
      Income taxes                                              (1,283)                  2,520
                                                             ---------               ---------
Income before minority interests                                (2,865)                  4,678
      Minority interests                                           373                      82
                                                             ---------               ---------

      Net income                                             $  (3,238)              $   4,596
                                                             =========               =========

Net income per share                                         $   (0.22)               $   0.31
                                                             =========               =========

Weighted average shares outstanding                             14,810                  14,934
                                                             =========               =========


                             See accompanying notes

                                   OLICOM A/S

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          THREE MONTHS ENDED
                                                                               MARCH 31,
                                                                        ------------------------
                                                                          1996             1997
                                                                        -------          -------
                                                                              (UNAUDITED)
                                                                            (IN THOUSANDS)
Operating activities:
Net income                                                              $ (3,238)        $  4,597

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

       Depreciation and amortization                                         848              981
       Gain on sale of affiliate                                          (2,878)               0
       Minority interest in earnings                                         373               99
       Exchange rate adjustment re. minority interest                          0              (17)
       Adjustment minority interest re. acquisition of affiliate            (482)               0
       Deferred income taxes                                                (490)             (18)
       Purchased research and development                                  2,431                0

       Change in operating assets and liabilities:
           Accounts receivable                                             4,105           (3,101)
           Other receivables                                                 111             (147)
           Inventories                                                    (1,156)           1,020
           Inventories - corr. Lasat exchange rate                            94                0
           Prepaid expenses                                                 (707)          (1,125)
           Accounts payable                                                  261           (5,941)
           Accrued payroll and related expenses                           (3,463)             131
           Accrued product warranty expense                                  (66)              42
           Other accrued liabilities                                       3,105            5,169
           Income taxes payable                                           (2,166)          (1,285)
                                                                        --------         --------
              Net cash provided by (used in)
                  operating activities                                    (3,318)             405

Investing activities:
       Capital expenditures                                               (2,037)          (1,117)
       Proceeds from sale of property and affiliated company               7,193                0
       Aquisition of Lasat net of cash acquired                           (3,509)               0
                                                                        --------         --------
           Net cash provided by (used in)
              investing activities                                         1,647           (1,117)

 Financing activities:
       Borrowings (repayments)                                            (6,378)              (0)
       Proceeds from warrants/options exercised                               28              197
       Sale (purchase) of treasury stock                                       0                0
                                                                        --------         --------

           Net cash used in financing activities                          (6,350)             197

Effect of exchange rate changes on cash                                     (257)            (879)
                                                                        --------         --------
Net increase (decrease) in cash and cash equivalents                      (8,278)          (1,394)

Cash and cash equivalents at beginning of period                          34,029           41,664
                                                                        --------         --------

Cash and cash equivalents at end of period                              $ 25,751         $ 40,270
                                                                        ========         ========

Interest paid during the period                                         $     63         $      4
                                                                        ========         ========

Tax paid during the period                                              $  1,335         $  3,944
                                                                        ========         ========

                             See accompanying notes

                                   OLICOM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements as of March 31, 1997 and 1996, are unaudited. In the opinion of the management of Olicom A/S (the "Company"), such unaudited financial statements include only such normally recurring adjustments necessary for a fair presentation of the results of operations for the interim periods presented and of the financial position of the Company at the date of the interim balance sheet. The results for such interim periods are not necessarily indicative of the results for the entire year.

It is recommended that this financial data be read in conjunction with the audited consolidated financial statements and notes thereto included in the 1996 Annual Report.

1.  NET INCOME PER SHARE

    Net income per share is computed based on the weighted average number of common shares and common stock equivalents outstanding during each period. Common stock equivalents are determined under the assumption that outstanding warrants and options are exercised. Outstanding warrants and options have been included in earnings per share computations based on the treasury stock method.

2.  INVESTMENTS IN FINANCIAL INSTRUMENTS

    The Company invests cash resources not required for current operations in various financial instruments. The Company considers highly liquid investments with maturities of three months or less from the acquisition date of the instrument to be cash equivalents. Short-term investments consist primarily of shares in a U.S. mutual fund. The fund's investment policy is that a major part of its assets is invested in U.S. Government bonds and other securities rated AAA by Standard & Poor's. The expected average maturity is approximately three to five years.

 3. INVENTORIES

    Inventories are stated as the lower of cost or market with cost determined on the basis of the first-in, first-out method. Raw materials inventories are sold at the Company's cost to subcontractors who assemble products to the Company's specifications. Finished goods inventories include completed products purchased from subcontractors. Inventories consist of:

                                DECEMBER 31, 1996      MARCH 31, 1997
                                -----------------      --------------
                                                          (UNAUDITED)
                                            (In thousands)

Finished goods                      $13,967               $12,294
Raw materials                         8,285                 8,938
                                    -------               -------
    Total inventories               $22,252               $21,232
                                    =======               =======

4.  LEASEHOLD IMPROVEMENTS AND EQUIPMENT

    Leasehold improvements and equipment are carried at cost. Depreciation is charged on a straight-line basis to cost and expensed over the expected useful lives of the assets. Equipment is depreciated over four years, and leasehold improvements are amortized over the shorter of their estimated lives or non-cancelable term of the lease. Leasehold improvements and equipment consist of:

                                   OLICOM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                         DECEMBER 31, 1996       MARCH 31, 1997
                                         -----------------       --------------
                                                                  (UNAUDITED)
                                                     (In thousands)

Leasehold improvements                       $  2,280              $  2,328
Equipment                                      17,740                18,495
                                             --------              --------
                                               20,020                20,823
  Accumulated depreciation                      8,988                 9,601
                                             --------              --------

   Total property and equipment              $ 11,032              $ 11,222
                                             ========              ========

5.  REPORTING CURRENCY

    Although the Company and its Danish subsidiaries maintain their books and records in Danish kroner, as required by Danish law, the Consolidated Financial Statements have been prepared in U.S. dollars because the U.S. dollar is the currency of the primary economic environment in which the Company and its subsidiaries conduct their operations.

    The majority of the Company's sales are billed and collected in U.S. dollars, and the majority of the Company's purchases of raw materials and finished goods inventories are invoiced and paid in U.S.
    dollars.

6.  RESEARCH AND DEVELOPMENT COSTS

    Research and development costs, including costs of developing software products, are expensed as incurred. Application of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," has not had any material effect on the Company's consolidated financial position or results of operations.

    As of March 31, 1997, research and development costs are net of a $585,000 subsidy received from a Danish Government agency in support of ATM and LAN switching activities. The subsidy will be repaid in the form of a royalty if and when revenue from such switching products is realized.

7.  SHARE REPURCHASE PROGRAM

    On February 10, 1994, the Company announced a share repurchase program relating to the acquisition of up to 500,000 shares at prevailing market prices from time to time. Shares purchased have been and will be used in connection with the employee stock incentive program and for other corporate purposes. On December 7, 1994, the Company increased the number of shares authorized under the program to 1,500,000 shares, representing approximately 9.5% of the outstanding common shares. To date, approximately 1,299,000 common shares have been purchased under the share repurchase program.

                                   OLICOM A/S

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1996.


The following discussion should be read in conjunction with the information contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1996, and the consolidated financial statements and related notes included elsewhere herein.

RESULTS OF OPERATIONS

Net sales increased $16.3 million, or 50.6%, from the three months ended March 31, 1996, to the comparable period of 1997. The Company believes that the increase in net sales during such period was due to several factors, including increased sales in the U.S. where revenue during the first three months of 1996 was negatively impacted by a reorganization of Olicom's U.S. operations. Also, continued strength in the Company's traditional lines of business (especially, growth in sales of Token-Ring PCI adapters) contributed to the increase in revenue.

Gross profit increased $10.4 million, or 88.3%, from the three months ended March 31, 1996, to the comparable period of 1997, and increased as a percentage of net sales from 36.8% to 46.0%. The increase in gross margins was primarily due to gross margins during the first three months of 1996 being negatively impacted by changes in Olicom's pricing policy that were implemented during such period.

Sales and marketing expenses increased $643,000, or 6.5%, from the three months ended March 31, 1996, to the comparable period of 1997, but decreased as a percentage of net sales from 30.6% to 21.7%. The increase in the amount of such expenses during such period was primarily due to increased marketing activities both in the United States and Europe, including higher costs associated with personnel expenses and promotional expenditures. The Company expects that increased levels of sales activity will continue to require the commitment of additional resources to the sales and marketing of Olicom- and Lasat-branded products. Accordingly, marketing expenses are expected to continue to be a significant percentage of net sales as a result of the planned continued investment in the Company's sales and support organization.

Research and development expenses decreased $235,000, or 7.5%, from the three months ended March 31, 1996, to the comparable period of 1997, and decreased as a percentage of net sales from 9.7% to 6.0%. The decrease in such expenses was primarily attributable to a $585,000 subsidy from a Danish Government agency in support of ATM and LAN switching activities, which more than offset cost increases associated with the hiring of additional personnel required to support enhancements of current products and expenditures for new product development, such as products based on ATM-technology and switching-technology. All of the Company's research and development costs have been expensed as incurred.

General and administrative expenses increased $555,000, or 36.0%, from the three months ended March 31, 1996, to the comparable period of 1997, but decreased as a percentage of net sales from 4.8% to 4.3%. The increase in the amount of such expenses during such period reflected primarily additional personnel and costs associated with the generally higher level of business activity.

The Company's operating income for the first quarter of 1997 was $6.8 million, compared to an operating loss of $7.9 million for the first quarter of 1996. This increase in income from operations was primarily due to increased gross margins, a decline in recurring operating expenses as a percentage of net revenues, and the absence of non-recurring charges.

LIQUIDITY AND CAPITAL RESOURCES

The Company has two unsecured line of credit facilities for an aggregate amount of DKK 15.0 million ($2.3 million) and, in addition, a USD-denominated line of credit facility for $8.5 million, of which $10.8 million was outstanding at March 31, 1997. Under prevailing banking practice in Denmark, these lines of credit are terminable by the lender on 14 days prior notice (even if the Company is not in breach of the general conditions for such facilities) and are terminable without notice in the event of a breach thereof by the Company (subject to any applicable cure period).

On March 31, 1997, the Company's inventory levels had decreased 4.6% from that recorded at December 31, 1996. The decrease during such period primarily reflected improvements in production and material planning and control.

Trade accounts receivable at March 31, 1997, increased 8.1% to $40.8 million, from that recorded at December 31, 1996. The increase during such period was primarily attributable to increased levels of net sales.

Other than disclosed below (See "-- Subsequent Events) the Company had no material commitments for capital expenditures at March 31, 1997.

SUBSEQUENT EVENTS

On June 12, 1997, the Company acquired CrossComm Corporation ("CrossComm"). In connection therewith, the Company exchanged each outstanding share of common stock in CrossComm for $5.00 in cash, 0.2667 shares of Common Shares and three-year Warrants to acquire 0.1075 Common Shares at an exercise price of $19.74 per full Common Share. No fractional Common Shares and no Warrants to purchase fractional Common Shares were issued in connection with such acquisition. The Company issued approximately 2,535,000 Common Shares, Warrants to purchase approximately 1,023,000 additional Common Shares, and in addition, assumed options to purchase approximately 943,000 additional Common Shares. The acquisition will be accounted for using purchase accounting, and the Company will recognize a significant non-recurring expense during the second quarter of 1997 in order to write off in-process research and development and certain other acquisition-related expenses. There can be no assurance that the Company will not incur additional charges to reflect costs associated with such transaction. The Company funded the cash portion of the consideration (net of acquired liquid assets) from available working capital. See "-- Business Environment and Risk Factors" for a discussion of numerous issues that must be successfully managed to obtain the anticipated benefits from such transaction. The inability of management to successfully integrate the operations of the Company and CrossComm could have an adverse effect on the business, financial condition or results of operations of the combined company.


BUSINESS ENVIRONMENT AND RISK FACTORS

Certain statements included in this Report are forward-looking, such as statements regarding potential synergies in connection with the acquisition of CrossComm by the Company, expected transaction charges and expenses relating to the integration of the two companies, new product introductions and enhancements to existing products, rapidly changing technology, improvement of manufacturing efficiencies and availability of licenses with respect to intellectual property.

Such forward-looking statements, in addition to other information included in this Report, are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results in the future to differ significantly from results expressed or implied in any forward-looking statements by, or on behalf of the Company. Further, the Company's future operating results may be affected by various trends and factors which the Company must successfully manage in order to achieve favorable operating results. In addition, there are trends and factors that are beyond the Company's control that may affect its business, financial condition or results of operations.

Such trends and factors include, without limitation, the following: overall demand for communications and networking products, economic and other considerations specific to the computer and networking industries, and general economic conditions; rapid technological change, frequent new product introductions, changes in customer requirements, continued emergence of industry standards, and evolving methods of building and operating networks, which require that the Company identify, develop, manufacture and market, on a cost-effective and timely basis, new products and enhancements to existing products that meet changing customer requirements and emerging industry standards, and take advantage of technological advances; difficulties or delays in the development, production and marketing of products, including, without limitation, any failure to ship new products and technologies when anticipated, the failure of manufacturing economies to develop when planned, customer delays in purchasing products in anticipation of new product introductions or for other reasons, and the activities of parties with whom the Company has joint development projects; continued compatibility and interoperability of the Company's products with products and architectures offered by various vendors; fluctuations in the Company's revenues and operating results from quarter to quarter, due to a variety of factors, including, without limitation, increased competition, capital spending patterns of end-users, the timing and amount of significant orders from distributors, value-added resellers ("VARs") and original equipment manufacturer customers ("OEMs") (including decisions by such customers as to the quantity of products to be maintained in inventories), the mix of distribution channels and products, and pricing, purchasing, operational and promotional decisions by distributors, VARs and OEMs (which could affect their supply of, or end-user demand for, the Company's products); the absence of long-term obligations on the part of distributors, VARs and OEMs to purchase products from the Company (and the implicit risk of any unanticipated declines in sales to any of the Company's material customers for competitive reasons or because of the internalization of production of products purchased from the Company on an OEM basis); declining average selling prices and short product life cycles, both of which could adversely impact the sales and operating margins of the Company; the Company's shipment of products shortly after receipt of a purchase order, with the result that a substantial portion of the Company's revenues for any quarter results from orders received during such quarter, and minor shifts in the timing of purchase orders can have a significant effect on net sales for any quarter; the Company's failure to accurately anticipate the demand for its products, due to, among other things, the fact that the Company's expectations of future net sales as well as its expenditures are based largely on its own estimate of future demand and not on firm customer orders; unanticipated declines in the demand for network interface cards, which accounted for approximately 74.4% of the Company's net sales during 1996; the effect that consolidation in the LAN industry may have on the competitive position of the Company and its revenues and operating results; the acquisition of assets and businesses, including, without limitation, the making or incurring of any expenditures and expenses in connection therewith (including, without limitation, any research and development expenses relating thereto) and expense attendant to the integration of personnel, operations and products associated therewith; the Company's ability to continue to improve its operational, management and financial systems and controls, and to integrate new employees; any interruption in the supply of any sole or limited source components, or the inability of the Company to procure these components from alternate sources at acceptable prices and within a reasonable time; product supply disruption and increased costs as a result of the subcontracting of product assembly and aspects of component procurement, or in the event of political unrest, unstable economic conditions or developments that are adverse to trade in the countries in which certain of the Company's subcontractors conduct operations; the activities of any parties with whom the Company has an agreement or understanding, including, without limitation, issues affecting joint development projects in which the Company is a participant; the continued efficacy of steps taken by the Company to protect its proprietary rights, or the independent development by competitors of technologies that are substantially equivalent or superior to the Company's technologies; the loss of software or other intellectual property licensed from third parties; claims from third parties asserting that trademarks used by the Company, or technology used in the Company's products, infringe or may infringe the rights of third parties; risks associated with international operations, including, without limitation, longer payment cycles, unexpected changes in regulatory requirements and tariffs, export licenses, political instability, difficulties in staffing and managing foreign operations, greater difficulty in accounts receivable collection, potentially adverse tax consequences, and seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world; the ability or inability of the Company to hedge against foreign currency, foreign exchange rates and fluctuations in such rates; and a change in the value of the U.S. dollar (the Company's functional currency) relative to other currencies.

In addition, there are certain factors and risks relating to the acquisition of CrossComm by the Company, including, without limitation, whether the integration of the two companies' businesses is accomplished in an efficient manner, without diversion of resources from new product development, confusion or dissatisfaction among existing customers of the combined company, or temporary distraction of management attention from the day-to-day business of the combined company; the ability of the combined company to realize anticipated synergies; the continuation by distributors, VARs and OEMs of their current buying patterns without regard to the acquisition; the Company's success in implementing its distribution model in connection with the sale of CrossComm products; the incurrence of additional unanticipated expenses relating to the integration of CrossComm into the Company's operations; the completion by the Company of in-process technologies acquired in connection with the CrossComm transaction; and the ability of the Company to exploit the new technologies as they are developed. Further, unfavorable changes in the current political and economic environment in Poland (where CrossComm has conducted and the Company presently conducts significant research and development activities) or the imposition of restrictions on travel or technology transfers between Poland and the United States could have a material adverse effect on the business, financial condition or results of operations of the combined company

In light of the foregoing factors, as well as other factors affecting the Company's operating results, past trends should not be used by investors or others to anticipate future trends, and prior operating performance may not be an accurate indicator of future performance.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

With the exception of historical information, certain of the matters discussed in this report and the press release included herewith are forward-looking statements that involve risks and uncertainties, including, without limitation, the risks and uncertainties described above under the caption "Business Environment and Risk Factors", together with such risks and uncertainties as are described in registration statements, reports and other documents filed by the Company from time to time with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such risks and uncertainties could cause the Company's actual consolidated results for 1997 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

                                   SIGNATURES



The registrant certifies that it meets all of the requirements for filing and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             Olicom A/S



Date:   September 10, 1997                   By:  /s/ Boje Rinhart
                                             ---------------------
                                                 Boje Rinhart
                                                 Chief Financial Officer

                              INDEX TO EXHIBITS




                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
 NUMBER                             EXHIBIT                            PAGE
 -------                            -------                        ------------
  99.1                          Press Release                          14
